UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                         SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)



                     ASTRIS ENERGI INC.
                     ------------------
                     (Name of Issuer)

                      COMMON STOCK
            --------------------------------
            (Title of Class of Securities)

                       045913100
                    ---------------
                    (CUSIP Number)

                    Atul Sabharwal
                   ACME Global Inc.
                   5 Marway Circle
                 Rochester, NY 14624
                     585-426-3222
     --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    April 13, 2007
  --------------------------------------------------------
  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

1.
  Names of Reporting Persons.
    I.R.S. Identification Nos. Of Above Persons (Entities Only)

    ACME Global Inc.

2.
  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3.  SEC Use Only

4.  Source Of Funds (See Instructions):   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) [ ]

6.  Citizenship or Place of Organization: Delaware

Number Of Shares           7.  Sole Voting Power       4,248,750<FN1>
Beneficially               8.  Shared Voting Power              0
Owned By Each              9.  Sole Dispositive Power..4,248,750<FN1>
Reporting                 10.  Shared Dispositive Power         0
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,248,750FN1>

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented By Amount In Row (11)      7.7%<FN1>

14.  Type of Reporting Person (See Instructions):  CO

-----------
<FN1>Represents 4,248,750 shares of the common stock of Astris Energi Inc.
("Issuer") owned by ACME Global Inc. ("ACME" or "Reporting Person"), but excludes 53,729,897 shares of the common stock of the Issuer, no par value (the "Common Stock") issuable if ACME converted all of the debentures of the Issuer held by ACME as of April 13, 2007, and 810,600 shares of Common Stock issuable upon exercise of warrants held by ACME as of April 13, 2007, of which ACME disclaims beneficial ownership. See Item 6.

1.  Names of Reporting Persons.

    I.R.S. Identification Nos. Of Above Persons (Entities Only)

    Green Shelters Innovations Ltd. ("GSI")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source Of Funds (See Instructions):   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) [ ]

6.  Citizenship or Place of Organization: Republic of Cyprus

Number Of Shares                7.  Sole Voting Power              <FN2>
Beneficially                    8.  Shared Voting Power              0
Owned By Each                   9.  Sole Dispositive Power..       <FN2>
Reporting                      10.  Shared Dispositive Power         0
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     <FN2>

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented By Amount In Row (11)      <FN2>

14.  Type of Reporting Person (See Instructions):  CO

-----------
<FN2> By virtue of ACME being a wholly-owned subsidiary of GSI, GSI may be deemed to beneficially own the shares of Common Stock beneficially owned by ACME. GSI disclaims beneficial ownership of any shares of Common
Stock issuable to ACME upon the conversion of any convertible debentures of the Issuer held by ACME as of April 13, 2007, or upon the exercise of warrants to purchase Common Stock held by ACME. See Items 2, 5 and 6.

     This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D previously filed by ACME with the Securities and Exchange Commission on March 27, 2007 (the "Schedule 13D"), relating to the Common Stock. Capitalized terms defined in the Schedule 13D are used herein with the same meaning, except that references to the "Reporting Persons" in this Amendment refer to ACME and GSI collectively.

     Except as amended and supplemented hereby, the disclosures set forth in the
Schedule 13D shall remain unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

     This Schedule 13D is also filed on behalf of GSI, ACME's parent. GSI is organized under the laws of the Republic of Cyprus, with its principal office at: 48, Themistokli Dervi, Centennai Building, Office 701, 1066 Nicosia, Cyprus. GSI may be deemed to be the beneficial owner of the securities held by ACME by virtue of its direct or indirect control of ACME and by virtue of its execution of the letter of intent described in Item 4. However, GSI expressly disclaims beneficial ownership of such securities.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

     The working capital ACME used to finance the interim loan to the Issuer, which resulted in the issuance of 4,248,750 shares of Common Stock to ACME, was loaned to ACME by its parent, GSI. In addition, GSI loaned ACME the funds to purchase the Debentures. The loan may be repaid by ACME, or at GSI's option, GSI may accept repayment of the loan by the issuance of shares of ACME to GSI.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

     As described in the Schedule 13D, ACME and the Issuer have been engaged in general discussions regarding a potential transaction, including the possible acquisition of a material amount of assets of the Issuer, a merger or some other similar transaction. Consistent with this prior disclosure, on April 13, 2007, GSI and the Issuer entered into a binding letter of intent (the "LOI") which contemplates, among other things, that the Issuer and GSI will negotiate the terms and conditions of a definitive agreement pursuant to which the Issuer would sell, and GSI would purchase, all or substantially all of the assets used in the Issuer's business (the "Acquisition"), subject to certain conditions.

     The consideration proposed in the LOI for the Acquisition is (a) the cancellation, without additional payment or penalty, of the Debentures at closing, (b) a cash payment to the Issuer of US$3,064,373 and (c) an option granted to the Issuer to redeem all outstanding shares of Common Stock held by ACME as of the date of the Closing for US$1.

     The description of the LOI contained in this Item 4 is qualified in its entirety by reference to the LOI itself, a copy of which is filed as an exhibit to this Amendment and is incorporated into this Item 4 by reference.

     Except as described in this Amendment, neither ACME nor GSI, nor, to the knowledge of ACME and GSI, any of the executive officers or directors of either of them named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

     (a) GSI and the directors and officers of ACME and GSI identified on Schedule A to the Schedule 13D also may be deemed to beneficially own the shares by virtue of their direct or indirect control of ACME. However, each such person expressly disclaims any beneficial ownership of such shares. Further, to the knowledge of ACME and GSI, neither GSI, nor any executive officer or director named on Schedule A to the Schedule 13D hereto beneficially owns any other shares of Common Stock.

     (b)  Not Applicable.

     (c) Other than as disclosed in the Schedule 13D and this Amendment, none of ACME, GSI or any executive officer or director named on Schedule A to the Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

     In connection with its acquisition of the Debentures, ACME also acquired certain warrants (the "Warrants") to purchase up to 810,600 shares of Common Stock of the Issuer. ACME acquired 405,300 warrants at an exercise price of $0.19 per share; 151,988 warrants at an exercise price of $0.20 per share;
and 253,312 warrants at an exercise price of $0.30 per share. ACME is required to give the Issuer 65 days prior notice before exercising the Warrants if any such exercise would result in an aggregate ownership by ACME of more than 4.99% of the Issuer's outstanding shares of Common Stock. The respective per share exercise prices of the Warrants are currently above the trading price of the Common Stock.

     As described in the Schedule 13D, ACME may elect, subject to certain provisions (including a 65-day advance notice obligation prior to conversion), to convert the Debentures or exercise the Warrants in exchange for Common Stock. The number of shares issuable upon conversion of the Debentures will vary dependent upon the price of the Common Stock during the 10 day period immediately prior to conversion, the number of trades made during the same 10 day period, and the interest accrued on the Debentures (which also would be subject to conversion into Common Stock).

    By way of example, if the Debentures were converted into shares of Common Stock as of April 13, 2007, the Debentures would convert into approximately 53,729,896.98 shares of Common Stock, which number of shares was obtained dividing the principal amount of the Debentures held by ACME (US$1,559,212.84) plus interest accrued thereon (US$167,128.75) by a conversion price, which is equal to the lesser of (i) $0.2483 or
(ii) ninety percent (90%) of the lowest daily volume weighted average price of the Common Stock during the ten (10) trading days immediately
preceding the date of conversion.   For purposes of determining the
conversion price for this example, the ten (10) trading days used in the calculation were March 30, 2007 through April 13, 2007.

     In the event ACME elects to convert the Debentures and the Warrants, using the numbers set forth in the example above, the result would be that ACME had beneficial ownership of 58,789,246.98 shares of Common Stock, or approximately 53.6% of beneficial ownership of the Common Stock outstanding of the Issuer, based on 109,658,927.98 shares of Common
Stock outstanding. The number of shares outstanding of the Issuer was determined by adding the number of shares of Common Stock issuable upon conversion of the Debentures and Warrants to 55,118,431, which outstanding share number was provided to ACME by the Issuer.

     These foregoing sample calculations are for illustrative purposes only and are based on specific assumed facts. If the facts are different at the time of conversion of the Debentures and/or exercise of the Warrants, which is likely, the number of shares of Common Stock issuable would be different than in this example.

	Pursuant to the LOI, the Issuer agreed to waive the required 65-day advance notice period provision for conversion of the Debentures and exercise of the Warrants,as described above, in certain specified circumstances, including if the stockholders of the Issuer fail to approve the Acquisition or if the Issuer breaches the letter of intent.
If the waiver became effective, ACME could immediately convert some or all of its Debentures and exercise some or all of its Warrants, which would allow ACME to become the beneficial owner of a potentially significantly greater percentage of the outstanding Common Stock, as illustrated in the hypothetical calculations set forth above.

	The description of the LOI contained in this Item 6 is qualified in its entirety by reference to the LOI itself, a copy of which is filed as an exhibit to this Amendment and is incorporated into this Item 6 by this reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

     Exhibit 99.1   Letter of Intent, dated April 13, 2007
     Exhibit 99.2   Joint Filing Agreement, dated April 18, 2007

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007

                                          ACME GLOBAL INC.

                                          /s/ Atul Sabharwal
                                          --------------------
                                         By: Atul Sabharwal
                                         Its: Director


                                         GREEN SHELTERS INNOVATIONS LTD.

                                         /s/ Manoj Upadhyay
                                         -------------------------------
                                         By: Manoj Upadhyay
                                        Its: Director

                                     EXHIBIT INDEX

Exhibit                  Description

Exhibit 99.1 Letter of Intent, dated April 13, 2007, by and between Astris Energi Inc. and Green Shelters Innovations Ltd.

Exhibit 99.2 Joint Filing Agreement, dated April 18, 2007 by and between ACME Global Inc. and Green Shelters Innovations Ltd.